NEWS RELEASE

TSX: CLG; AMEX: CLG

Suite 950 – 505 Burrard Street, Box 72, One Bentall Centre, Vancouver, B.C. Canada V7X 1M4

Tel: 604.608.2557   Fax: 604.608.2559   www.cumberlandresources.com

News Release 05-02

February 24, 2005

Cumberland Announces Feasibility Study Results on the Meadowbank Gold Project

CUMBERLAND RESOURCES LTD. (TSX: CLG; AMEX: CLG) is pleased to announce the results from the Feasibility Study (“Study”) on the Company’s 100% owned Meadowbank Gold Project located in Nunavut, Canada. The Study incorporates improvements to the mine model as a result of a re-design completed in 2004 by the Company and the study manager, AMEC Americas Ltd. (“AMEC”). Construction scheduling and capital cost estimation has been prepared by Merit International Consultants Inc (“Merit”). Metallurgical and process test work was completed by SGS Lakefield Research Ltd.  Process design was completed by International Metallurgical and Environmental Inc. and AMEC. Supporting geotechnical engineering, hydrogeological and geochemical studies were completed by Golder Associates Ltd. (“Golder”). The Study has been prepared in accordance with the Standards of Disclosure for Mineral Projects as defined by National Instrument 43-101 (“NI 43-101”).

The most significant improvements are from increased annual production, changes to open pit scheduling and the addition of a conventional access road. The 2005 mine design has increased mill throughput by 36% (to 7,500 tonnes per day) while maintaining high gold recoveries. Resulting gold production is estimated at 316,000 ounces per year over an 8.3 year mine life. The high grade ores from the Portage and Goose Island open pits are scheduled to be mined in the first four to five years, allowing annual production to increase to an average 376,000 ounces over the first four years of production.  Peak production is achieved in Year 1 with 421,000 ounces produced from the Portage pit. A 102 kilometre long conventional access road, to connect the project to the community of Baker Lake, is included in the new mine design. This road access has reduced on-site infrastructure requirements, improved efficiencies in construction scheduling and reduced overall operating costs. Major mining equipment will be leased, with an option to purchase. The associated costs are included in pre-production capital and sustaining capital cost estimates.

Highlights of Feasibility Study:

Assumptions include a long term gold price of US$400/oz. and an exchange rate of US$0.75 per Cdn$1.00.

Meadowbank Gold Project Feasibility

Open Pit Mineral Reserves (Proven and Probable)	2,768,000 ounces
Metallurgical Recovery	93.5%
Mine Throughput	2.73 Mtpa
Mine Life	8.3 years
Average Annual Production Rate Years 1 to 4 Life of Mine	376,000 ounces 316,000 ounces
Total Cash Cost per Oz. Years 1 to 4 Life of Mine	US$199 US$224
Internal Rate of Return Pre-tax After-tax	14.3% 10.7%
Payback Period	4.0 years
Pre-production Capital	Cdn$300 million US$225 million

“The Meadowbank Gold Project is a substantial platform for the Company to emerge as a mid-tier Canadian gold producer and will provide a significant long term economic benefit to Nunavut through job creation, new business opportunities, taxes and royalties,” said Kerry Curtis President and CEO.  “The exploration phase of Meadowbank has consistently returned additional resources, achieving a remarkable discovery cost of approximately US$12 per reserve ounce gold. Considerable opportunities exist to expand the 2.8 million ounce reserve, including the PDF deposit which is not included in the scope of the current Feasibility, and other targets within the 25 kilometre long greenstone belt.  We will soon announce a 2005 exploration program designed to evaluate these opportunities with a goal of further improving the economics by extending the operational life of the mine. Moving forward through 2005, as we advance the permitting process and evaluate project finance options, we have extended the mandate of the Meadowbank Feasibility Review Committee to continue efforts to refine capital and operating costs to further improve the economics of the project.”

Changes to Project Design

The Meadowbank Project is designed as a conventional open pit gold mine. Significant improvements to the Meadowbank production model were achieved in 2004 including optimization of a wide range of capital and operating items.

Additional metallurgical test work completed in 2004 confirmed that a coarser grind would not significantly affect gold recoveries.  This allowed for an increase in mill throughput with minor changes to the 2003 mine design and important savings in energy costs for milling.  As a result, a 36% increase in process throughput resulting in a 28% increase in annual production has been achieved, without a significant reduction in gold recovery or increase in capital cost for the process plant.

In 2004, the Company drilled 118 additional diamond drill holes resulting in the improvement in measured and indicated resources at the Goose Island and Vault deposits.  The higher grade reserves from the Goose Island open pit have been moved forward (Year 2) in the mine schedule to improve the economics of the project.

Conventional road access has reduced on-site infrastructure requirements, extended the access season, improved efficiencies in construction scheduling and reduced overall operating costs. Major open pit mining equipment will be leased for a five-year term with an option to purchase. The pre-production lease costs of the equipment are included in the capital cost estimate, and the ongoing costs of the lease are included in sustaining capital. A revised construction schedule and capital cost estimate has been prepared by Merit Consultants International Inc., a Canadian company specializing in construction management services. Capital costs, also prepared by AMEC, are within a 14% variance of the Merit estimate.

	2003 Mine Model	2005 Mine Design
Mill Throughput	5,500 tpd	7,500 tpd
Access	Winter road	Conventional Road
Recovery	94.5%	93.5%
Mine Life	10 years	8.3 years
Annual Production	247,000 oz.	316,000 oz.

Company Chairman, Walter Segsworth, who also chaired the Meadowbank Feasibility Review Committee said, “I am very pleased with today’s result. The whole project team, which considered in detail more than 40 technical and cost aspects of the project, has dramatically improved Meadowbank at a time when cost pressures have been very challenging.”

Increased Resource Estimates for Feasibility Study

The feasibility study assessed the resources of the Portage area, Vault and Goose Island gold deposits. The PDF deposit which remains at an early stage and requires further exploration was outside the scope of the Study. A total of 111,364 meters of diamond drilling (in 801 drill holes) define the resources of the three deposits. Information from six surface trenches (366 metres) at the Third Portage and Vault deposits are also included in the data set.

In January 2004, AMEC completed a technical report (as defined in NI 43-101) on the Meadowbank resource estimates (see news release NR04 – 02) based on a database of 678 drill holes and trenches.  An additional 118 drill holes were completed on the property between April and September, 2004, focusing on improved resource definition.  Subsequent revisions to the Goose Island and Vault resource estimates were announced in November 2004 (see news release NR04 – 17).  Revisions to the Portage area resource estimates were completed in January 2005 and reflect the addition of 15 infill drill holes in the central portion of the deposit. The 2005 Portage area resource estimates have improved tonnage and grade resulting in a 122,000 ounce increase in the Measured and Indicated category resource.

The Meadowbank project mineral resource estimates are based on geologically constrained grade block models that were constructed by interpolating composited assay values with inverse distance techniques. AMEC has checked the validity of the models with a number of methods and is satisfied that the resource models provide an acceptable estimate of tonnage and grade for the completion of the feasibility study. Grade capping was employed in all resource models. The updated resource estimates were prepared in conformance with the requirements set out in National Instrument 43-101 under the direction of Mr. Steven J. Blower, P.Geo., of AMEC, who is an independent qualified person as defined by NI 43-101.

Resource estimates for the Feasibility, including the updated Portage resource, are as follows:

Meadowbank Project Resources – Q1/2005

Deposit	Category	Tonnes	Grade (g/t)	Ounces
Portage Area (1.5 g/t cutoff)	Measured	1,178,000	5.80	220,000
	Indicated	11,120,000	4.60	1,645,000
	Sub-Total	12,298,000	4.70	1,865,000
	Inferred	528,000	4.30	73,000
Goose Island (1.5 g/t cutoff)	Measured	-	-	-
	Indicated	2,541,000	5.50	449,000
	Sub-Total	2,541,000	5.50	449,000
	Inferred	1,740,000	4.50	252,000
Vault (2.0 g/t cutoff)	Measured	39,000	3.70	5,000
	Indicated	8,468,000	3.70	1,007,000
	Sub-Total	8,507,000	3.70	1,012,000
	Inferred	1,223,000	3.80	149,000
All Deposits	Measured	1,217,000	5.70	225,000
	Indicated	22,129,000	4.40	3,101,000
	Sub-Total	23,346,000	4.40	3,326,000
	Inferred	3,398,000	4.30	547,000

Open Pit Reserves

Conventional open pit mining methods will be used to exploit the resources of the project.  Resources from the Third Portage, Bay Zone and North Portage deposits have been incorporated into a single, four-phase pit design.  Resources from the Vault and Goose Island deposits have been incorporated into two separate single-phase open pit designs. Resources from the PDF deposit were outside of the scope of the feasibility.

Open pit mine designs utilize extensive geotechnical engineering studies by Golder to develop pit wall slope parameters. Designs incorporate appropriate pit access ramps, wall slope angles, catchment berms and minimum mining widths for selected equipment using a long term US$400 gold price at an exchange rate of US$0.75 per Cdn$1.00. Reserve determinations include allowance for dilution (15%) and mining losses (5%).  The average strip ratio for open pit mining is 8.36:1 over the life of the mine.

Cut-off grades for the three pit areas have been based on the calculated breakeven grade of 1.5 g/t for the Portage and Goose pits, and 1.75 g/t for the Vault pit. In addition a minimum mine-able grade thickness of 3 gram-metres for Portage and Goose and 3.5 gram-metres for Vault has been incorporated into the mine plan.

The proven and probable open pit reserve estimate for the three pits on the project is as follows:

Meadowbank Gold Project Open Pit Mining Reserves (Proven and Probable)

Open Pit	Ore (t)	Au Grade (g/t)	Contained Ounces
Portage	11,180,000	4.27	1,534,000
Vault	8,469,000	3.18	866,000
Goose	2,247,000	5.09	368,000
Total		3.93	2,768,000

Sensitivities to gold price have been run utilizing Whittle™, an industry recognized pit optimization program, by varying the gold price by ±10% while holding all other parameters constant.  On an in situ basis the contained metal varied by a maximum of two percent from the base case, demonstrating the relative insensitivity of the three areas to changes in gold prices.  The open pit mining reserves consist of the inventory of diluted and recovered Measured and Indicated blocks within the final pit designs. Inferred tonnage, within the final pit design, is not included within the reserve and has been added to waste.  The Reserves have been prepared in accordance with NI 43-101. Mr. Mark Pearson, P.Eng Principal Mining Engineer with AMEC Americas Limited is the independent Qualified Person responsible for preparation of stated reserves.

Metallurgy

The recovery of gold from ore within the Portage, Goose and Vault open pit designs is based on detailed metallurgical test work of the materials from the Meadowbank project over the course of 3 years. The sampling of the deposits was extensive and test work was completed using only drill core from ore zones which fall within the proposed mining plan. The sample materials were selected by qualified persons, and the materials best represent geological materials planned to be mined.  The metallurgical test program was completed in the years 2003, 2004 and 2005, with gold recovery studies by SGS Lakefield Research Ltd. Gold recoveries are predicted as follows:

Summary of Expected Gold Recoveries

Mined Zone	Primary Grind	Gold Recoveries
	P80 - Microns	%
Portage Deposit	62	94.1
Goose Island Deposit	62	96.1
Vault Deposit	80	91.3

Open Pit Mining

Mining of the Meadowbank Project will be done by trucks and excavators, and has been projected over an eight plus year mine life.  Ore will be extracted conventionally using drilling and blasting with truck haulage to a primary gyratory crusher located adjacent to the mill.  Waste rock will be hauled to one of two waste storage areas on the property or used for dyke construction or dumped into selective areas of the open pits that have previously been mined out.  Mining will initially be concentrated in the Portage pit area.  Waste material from the pre-stripping will be used as bulk construction materials for dykes, as well as for construction fill material around the site.

During pre-production, ore grade material will be stockpiled close to the primary crusher.  During year one all of the ore material is scheduled to come from the Portage pit.  Waste material will be used to complete the construction of the Goose Island dykes, with the remaining waste hauled to the primary dump north of the Second Portage Lake.

With the completion of the Goose Island dyke, the Goose Island pit will be brought into production and will augment the ore flow from the Portage pit.  These two pits will operate concurrently for a period of four years, from years two through five.  Waste stripping will commence in the Vault pit in year four, with the start of ore mining in year four as the Goose pit comes to a close.  During the last two and half years of the project life, mining will be exclusively from the Vault pit.

Major mining equipment has been based on a five-year lease program.  Equipment leased for the project includes the following:  blasthole drills, mass excavators, front end loader, haulage trucks and tracked dozers.

All production period lease payments associated with the equipment have been included within the sustaining capital for the project.  Minor equipment has been based on owner purchase.

Material movement peaks in year two at a rate of 90,100 tpd when the Goose Island pit is started.  The average material movement over the life of the project is 68,300 tpd.  The rate of delivery of ore to the mill has been set at 7,500 tpd for the life of the mine.

Process

The process design is based on a conventional gold plant flowsheet consisting of primary gyratory crushing, grinding, gravity concentration, cyanide leaching and gold recovery in a carbon-in-pulp (CIP) circuit. The mill will be designed to operate 365 days per year with a design capacity of 2.7 million tonnes of ore per year (7,500 tpd). The overall gold recovery will be about 93.5%, based on expectations from metallurgical testwork, with about 40% typically recovered in the gravity circuit.

The crushed ore is fed to a coarse ore stockpile and then reclaimed to a semi-autogenous (SAG) mill operating in closed circuit with a pebble crusher.  The SAG mill operates together with a ball mill to reduce the ore to about 80% passing 60-90 microns, depending on the ore type and its hardness.  The ball mill operates in closed circuit with cyclones. The grinding circuit incorporates a gravity process to recover free gold and the free gold concentrate will be leached in an intensive cyanide leach-direct electrowinning recovery process.

The cyclone overflow is thickened prior to pre-aeration with air and leaching in agitated tanks. The leached slurry is directed to a six-tank CIP system for gold recovery. Gold in solution from the leaching circuit is recovered on carbon and subsequently stripped by high temperature Zadra elution and recovered form the strip solution by electrowinning, followed by smelting and the production of a dore bar.

The CIP tailings are treated for the destruction of cyanide using the standard sulphur-dioxide-air process.  The detoxified tailings are pumped to the permanent tailings facility. The tailings storage is designed for zero discharge, with all process water being reclaimed for re-use in the mill to minimize the water requirements for the project.

Infrastructure

The Meadowbank project is located 70 kilometres north of the community of Baker Lake. The project site is at 134 metre elevation in low lying topography with numerous lakes.  With a typical Arctic climate, the site experiences a wide range of average annual temperatures of between 23 degrees Celsius to -40 degrees Celsius with low annual precipitation.

Plant site facilities will include a mill building with an attached maintenance facility, separate office and dry facilities, assay lab and heavy vehicle maintenance shop.  A separate crusher structure will flank the main process complex.  Power will be supplied by an 18 MW diesel electric power generation plant with heat recovery and an on site fuel storage and distribution system.  A pre-fabricated modular type accommodation complex for 200 persons will be supported with a sewage treatment, solid waste disposal and potable water plant.  The mill-service-power complex will be connected to the accommodation complex with enclosed corridors.

Peripheral infrastructure includes tailings and waste impoundment areas, a seven kilometre haul road to the Vault open pit, and a 1,100 metre long gravel airstrip.

Baker Lake facilities will include a barge landing site located several kilometres east of the community. A storage compound consisting of open storage area, a cold storage building and a fuel storage and distribution complex with 38M L capacity will be constructed next to the barge landing facility.  Baker Lake storage facilities will be linked to the mine site with a 102 kilometre long conventional access road.

Transportation

Ocean transportation of fuel, equipment, bulk materials and supplies to site will be from Montreal (or Hudson Bay port facilities) via barges and ships into Baker Lake during the 2.5 month ice-free window that starts in mid-July of each year.

Baker Lake storage facilities are linked to site by a 102 kilometre long access road. Fuel and supplies will be transported to the site by conventional tractor trailer units.

Transportation for personnel and air cargo will be provided on regular scheduled flights on aircraft based out of northern Manitoba.  Staff living in the surrounding communities will be transported to site by alternate arrangement.

Environment and Permitting

The Company has prepared and submitted a Draft Environmental Impact Study (“DEIS”) to the Nunavut Impact Review Board (“NIRB”). The report identifies the potential impacts the Meadowbank Project will have on the local environment, socio-economic impacts, and the management and mitigation measures required to minimize the impacts of the project while maximizing the benefits.

The NIRB is presently reviewing the DEIS and the Company anticipates it could move into the Final EIS stage in the fall of 2005. Final approvals and licenses are anticipated in early 2006.

Engineering and Construction Schedule

The engineering and construction schedule for the project anticipates that all necessary NIRB approvals and licenses are obtained in early 2006 allowing shipping of equipment and supplies in the 2.5 month 2006 shipping season (mid-July to late September).  Construction of the access road from Baker Lake to the Meadowbank site would commence in the fall of 2006. Upon completion of the access road a mine construction period of 18 months is required with production commencing in mid-2008.

Capital Costs

The capital cost to carry out the design, supply, construction and commissioning of the project is Cdn$300 million (US$225 million), estimated in 4th Quarter, 2004 Canadian dollars with no allowance for escalation. Lease payments for mine equipment during the pre-production period have been included in the capital cost estimate.  Lease payments during mine operations have been included within the sustaining capital for the project.

Capital Cost Summary ($ x 1,000)

Description	Cdn$	US$
Mining	28,287	21,215
Process	73,400	55,050
Tailings	3,437	2,578
Ancillaries	26,266	19,700
Mine site Infrastructure	48,320	36,240
Baker Lake Facilities	9,174	6,881
Owners Costs	8,234	6,175
Indirects	74,915	56,186
Contingency	28,062	21,046
Total Capital Cost	300,095	225,071

The indirects in the above table include Cdn$25 million (US$18.8 million) for third-party engineering, procurement and construction management (EPCM), integrated with owner participation.

Sustaining capital following plant start-up is Cdn$56 million (US$42 million) including leasing costs for the mine fleet and allowance for additional open pit equipment. In addition, reclamation costs have been estimated at Cdn$18 million (US$13.5 million).

Operating Costs

All operating and maintenance costs were summarized into the major categories of Mine, Process Plant Operations and General and Administrative (G&A) costs. These costs are expressed in 4th Quarter, 2004 Canadian dollars with no allowance for escalation.

Life of Mine Property Operating Costs ($ 000’s)

Cost Area	Cdn$/t milled	US$/t milled
Open Pit Mining	$11.93	$8.95
Process Plant	$12.24	$9.18
G&A	$11.18	$8.39
Total	$35.36	$26.52

Life-of-mine cash costs based on Gold Institute Guidelines, are shown as follows:

US$/oz
Direct Mining Costs	$223
Third-party Refining and Transportation Costs	$ 1
Cash Operating Costs	$224
Royalties*	$ 0
Total Cash Cost	$224

*Note: excludes royalties payable to the Crown and Nunavut Tunngavik Inc. which are based on net income and reflected in income and mining taxes.

Financial Evaluation

AMEC completed a financial analysis of the Meadowbank Project using a discounted cash flow model incorporating applicable Nunavut and Federal taxes and royalties. The after-tax results include payment of all royalties. The base case for analysis was built assuming a US$400 gold price and an exchange rate of US$0.75 per Cdn$1.00 and 100% equity financing.  Project construction capital costs including pre-production costs, ongoing capital costs and mine closure costs have been included in the Project cash flow projections. Operating costs are expressed as 4th Quarter 2004 Canadian dollars with no allowance for escalation.

Meadowbank Project Financial Analysis Summary

Project Data	Estimated Value
Life of Mine	8.3 years
Total Gold Produced	2.6 M oz.
Total Ore Mined	21.9 M t
Total Material Mined	205 M t
Open Pit Strip Ratio	8.36:1
Average Gold Grade	3.93 g/t
Base Case Gold Price	US$400/oz.
Total Cash Cost	US$224/oz.
Construction Capital Cost	US$225 M
Sustaining Capital Cost	US$42 M
Pre-Tax Cash Flow (undiscounted)	US$174 M
After-Tax Net Present Value @ 0%	US$115 M
After-Tax Net Present Value @ 5%	US$46 M
Pre-Tax Internal Rate of Return	14.3%
After-Tax Internal Rate of Return	10.7%
Payback Period (from start up)	4.0 years

Note:  The economic model includes the tax benefits associated with approximately Cdn$53 million of accumulated exploration, development and capital cost pools, which are projected to be available to the Company at the end of 2005 as deductions against future taxable income.

Sensitivity Analysis Summary

	Variation (US$)	After-tax IRR %	After-tax NPV @ 0% US$ millions	After-tax NPV @ 5% US$ millions
Gold Price (US$)
+10%	$440	16.0%	$176.8	$90.6
Base Case	$400	10.7%	$115.3	$46.1
-10%	$360	4.9%	$52.6	($0.5)
Exchange Rate (US$ per Cdn$1.00)
+10%	$0.83	5.5%	$63.8	$4.0
Base Case	$0.75	10.7%	$115.3	$46.1
-10%	$0.68	16.6%	$165.2	$85.9
Cash Operating Cost (US$/oz.)
+10%	$247	7.6%	$79.7	$20.5
Base Case	$224	10.7%	$115.3	$46.1
-10%	$202	13.7%	$150.2	$71.0
Pre-production Capital (US$)
+10%	$248	8.6%	$101.9	$32.1
Base Case	$225	10.7%	$115.3	$46.1
-10%	$203	13.2%	$128.3	$59.7
Grade (g/t)
+10%	4.3	16.0%	$176.7	$90.5
Base Case	3.9	10.7%	$115.3	$46.1
-10%	3.5	4.9%	$52.7	($0.5)

Cumberland is a mineral exploration and development company which holds interests in two undeveloped gold properties in Canada:  Meadowbank (100%) and Meliadine West (22% carried to production).  Cumberland is well financed and is advancing the Meadowbank property to production.

CUMBERLAND RESOURCES LTD.

”Kerry M. Curtis, B.Sc., Geo.”
President and CEO

For further information contact:  Kerry Curtis, President and CEO or Joyce Musial, Manager, Investor Relations

Forward Looking Statements - This News Release contains “forward-looking statements”, including, but not limited to, statements regarding our expectations as to the market price of gold, strategic plans, future commercial production, production targets and timetables, mine operating costs, capital expenditures, work programs, exploration budgets and mineral reserve and resource estimates. Forward-looking statements express, as at the date of this report, our plans, estimates, forecasts, projections, expectations or beliefs as to future events or results. We caution that forward-looking statements involve a number of risks and uncertainties, and there can be no assurance that such statements will prove to be accurate. Therefore, actual results and future events could differ materially from those anticipated in such statements. Factors that could cause results or events to differ materially from current expectations expressed or implied by the forward-looking statements include, but are not limited to, factors associated with fluctuations in the market price of precious metals, mining industry risks and hazards, environmental risks and hazards, uncertainty as to calculation of mineral reserves and resources, requirement of additional financing, risks of delays in construction and other risks more fully described in our AIF filed with the Securities Commissions of the Provinces of British Columbia, Ontario, Quebec and Nova Scotia in our 40F filed with the United States Securities and Exchange Commission (the “SEC”) and with the Toronto Stock Exchange.

Cautionary Note to U.S. Investors - The SEC permits mining companies, in their filings with the SEC, to disclose only those mineral deposits that a company can economically and legally extract or produce. We use certain terms in this news release such as “mineral resources” and “inferred resources” that the SEC guidelines strictly prohibit us from including in our Form 40-F available from us at Suite 950 – 505 Burrard Street, Vancouver, B.C.  V7X 1M4. You can also obtain this form from the SEC by calling 1-800-SEC-0330.

Cautionary Note to U.S. Investors concerning estimates of Indicated Resources – This news release uses the term “indicated” resources. We advise US Investors that while that term is recognized and required by Canadian regulations, the SEC does not recognize it. U.S. investors are cautioned not to assume that any part or all of mineral deposits in this category will ever be converted into mineral reserves.

Cautionary Note to U.S. Investors concerning estimates of Inferred Resources – This news release uses the term “inferred” resources. We advise U.S. investors that while this term is recognized and required by Canadian regulations, the SEC does not recognize it. “Inferred Resources” have a great amount of uncertainty as to their existence, and great uncertainty as to their economic and legal feasibility. It cannot be assumed that all or any part of an Inferred Resource will ever be upgraded to a higher category. Under Canadian rules, estimates of Inferred Resources may not form the basis of feasibility or pre-feasibility studies, except in rare cases. U.S. investors are cautioned not to assume that part or all of an inferred resource exists, or is economically or legally mineable.